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Exhibit (a)(5)(xiii)

MEMORANDUM OF UNDERSTANDING

        This Memorandum of Understanding ("MOU") contains the terms of settlement in principal (the "Settlement") agreed to by and among Seven-Eleven Japan Co., Ltd., IYG Holding Company, Seven & I Holding Co., Ltd. (collectively "Seven Eleven Japan"), Toshifumi Suzuki, Kazuo Otsuka, Masaaki Asakura, Yoshitami Arai and Masaaki Kamata (the "Individual Defendants") (collectively with Seven Eleven Japan, the "Defendants") on the one hand, and derivative plaintiffs Alaska Laborers Employers Retirement Fund and John Gillespie (the "Derivative Plaintiffs"), on the other hand (together with Defendants the "Settling Parties"), in the actions captioned Alaska Laborers Employers Retirement Fund v. Seven-Eleven Japan, Ltd., et al., Cause No. 0512893-B (298th District Court, Dallas County, Texas); and Gillespie v. Suzuki, et al., Cause No. 0511878-C (298th District Court, Dallas County, Texas) (the "Derivative Actions").

        WHEREAS, on September 1, 2005 Seven-Eleven Japan announced an offer of $32.50 per share to purchase all shares of 7-Eleven, Inc. ("7-Eleven" or the "Company") not owned by Seven Eleven Japan or its affiliates (the "Tender Offer");

        WHEREAS, Seven Eleven Japan commenced the Tender Offer on September 6, 2005;

        WHEREAS, beginning on September 9, 2005, the Derivative Plaintiffs, holders of 7-Eleven common stock, filed the Derivative Actions in the courts of the State of Texas asserting claims on behalf of 7-Eleven against Defendants that, inter alia, the Individual Defendants had breached their fiduciary duties and challenged as inadequate the $32.50 per share consideration offered in connection with the Tender Offer;

        WHEREAS, on September 27, 2005, the Derivative Plaintiffs and 7-Eleven agreed to enter into a Rule 11 Agreement providing for the production of documents and witnesses;

        WHEREAS, on October 11, 2005, the Derivative Plaintiffs, Seven Eleven Japan, and certain other defendants also entered into a similar Rule 11 Agreement;

        WHEREAS, the Derivative Actions seek, among other things, preliminary and permanent injunctive relief, as well as monetary damages on the alleged grounds that Defendants owed and breached fiduciary duties of loyalty and due care to the Company in connection with the Tender Offer;

        WHEREAS, 7-Eleven's Special Committee, in consultation with its legal and financial advisors, did not recommend acceptance of Seven Eleven Japan's tender offer price of $32.50;

        WHEREAS, Defendants have provided discovery related to Seven Eleven Japan's Tender Offer to Derivative Plaintiffs;

        WHEREAS, following discussions and negotiations between the Derivative Plaintiffs and Defendants an agreement in principle has been reached providing for the settlement of the Derivative Actions on the terms and conditions set forth below (the "Settlement"); and

        WHEREAS, counsel for the Derivative Plaintiffs and Defendants believe that the Settlement is in the best interests of the parties and the Company;

        NOW, THEREFORE, IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

        1.     Defendants acknowledge that the claims of the Derivative Plaintiffs and Defendants desire to settle the Derivative Actions were material factors in Seven-Eleven Japan's increased offer to $37.50 per share as opposed to the original $32.50 per share price for the outstanding public shares of 7-Eleven (the "Increase") and will further memorialize this in the forthcoming final settlement agreement (the "Settlement Agreement").

        2.     Derivative Plaintiffs' counsel, in consultation with their financial advisor, believe that the increased offer price is fair and adequate consideration for the settlement of the Derivative Actions.

        3.     Defendants have agreed to disclose to the public certain additional information concerning the Tender Offer based on the recommendations of the Derivative Plaintiffs.

        4.     Seven Eleven Japan agrees that it or one of its affiliates will continue to guarantee the Company's commercial paper facility for so long as 7-Eleven continues to have amounts outstanding under that facility.

        5.     Derivative Plaintiffs shall have the opportunity to review and suggest changes to any further disclosures to 7-Eleven's shareholders in connection with the Tender Offer. Defendants shall negotiate, in good faith, with the Derivative Plaintiffs' counsel regarding Derivative Plaintiffs' suggested changes.

        6.     The Derivative Plaintiffs and their counsel shall be consulted and included in the event that any subsequent negotiations ensue regarding any material term of the Tender Offer affecting 7- Eleven's public shareholders. Any such terms will be subject to approval of the Derivative Plaintiffs and their counsel. Such approval of Derivative Plaintiffs and their counsel shall not be unreasonably withheld or delayed.

        7.     The final Settlement Agreement will contain an acceptable mutual release of all claims by all Settling Parties and their counsel.

        8.     After execution of this MOU, but prior to agreeing to a final Settlement Agreement, the Settling Parties will engage in additional deposition and/or document discovery, as appropriate, to further confirm their evaluation of the proposed Settlement consistent with the Rule 11 Agreements and such other discovery as the parties may agree or the Court may order. Such discovery shall be coordinated with any confirmatory discovery agreed to in connection with the settlement of the class claims also brought in this Court.

        9.     If the parties cannot reach final agreement on the Settlement of the Derivative Actions, neither this document nor any other documents or discussions regarding such Settlement shall prejudice the parties' rights in the Derivative Actions.

        10.   The Settling Parties in the Derivative Actions agree to use all reasonable efforts to comply with the Settlement Agreement and such other documentation as may be required in order to obtain final Court approval of the Settlement and dismissal of the Derivative Actions upon the terms set forth in this MOU (collectively, the "Settlement Documents"). The Settlement Agreement will expressly provide, inter alia, for (a) entry of a judgment of dismissal with prejudice and on the merits of the Derivative Actions; and (b) a complete release and settlement of all derivative claims that were or could have been asserted against Defendants in connection with the claims asserted in the Derivative Actions.

        11.   Defendants will not deny that the Derivative Actions were filed, prosecuted and resolved in good faith and in accordance with Tex. R. Civ. P. 13 and are being settled voluntarily after consultation with competent legal counsel. The final judgment will contain a statement that the parties agree that, during the course of the Derivative Actions, the parties and their respective counsel at all times complied with the requirements of Tex. R. Civ. P. 13.

        12.   The parties to the Derivative Actions will present the Settlement Documents to the Court for approval pursuant to Tex. Bus. Corp. Act art. 5.14(I) as soon as practicable following execution of this MOU, (but not later than November 23, 2005), the Settling Parties will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Derivative Actions with prejudice as to all claims asserted or which could have been asserted against Defendants in the Derivative Actions, and without cost to any party (other than counsel fees and expenses as provided herein). As used herein, "final Court approval" of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is not longer subject to appeal.

        13.   The consummation of the Settlement is subject to: (a) the drafting and execution of the Settlement Documents and (b) final Court approval (as defined in paragraph 12 above) of the Settlement. This MOU shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this MOU shall neither be deemed to prejudice in any way the position of the parties with respect to the Derivative Actions nor entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU.

        14.   The parties negotiated at arm's length and in good faith the attorneys' fees, costs and expenses to be awarded to Derivative Plaintiffs' counsel. Defendants agree to pay Derivative Plaintiffs' counsel fees and expenses of $1,500,000 as approved by the Court, which amount shall be paid to Derivative Plaintiffs' counsel within five days of the issuance of an order preliminarily approving the settlement of the class action captioned In re 7-Eleven, Inc. Shareholder Litigation, Consolidated Cause No. 0508944-M. However, the Derivative Plaintiffs' counsel shall be jointly and severally liable to repay the attorneys' fees and expense amounts in addition to all interest earned thereon if the settlement of the Derivative Actions is reduced or reversed on appeal.

        15.   Miscellaneous: (a) this MOU may be executed in counterparts by any of the signatories hereto, including by fax or telecopy, and so executed shall constitute one agreement; (b) this MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Texas without regard to Texas conflict of laws rules; (c) this MOU shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs successors and assigns, subject to the conditions set forth herein; (d) Derivative Plaintiffs and their counsel represent and warrant, as to them, that none of the claims to be released in connection with the Settlement have been assigned, encumbered or in any manner transferred in whole or in part; (e) except as provided herein, the Defendants shall bear no expenses, costs, damages or fees alleged or incurred by any named plaintiff, or their respective attorneys, experts, advisors, agents or representatives; (f) the provisions contained in this MOU shall not be deemed a presumption, concession or admission by any of the Defendants, of any breach of duty, liability, default or any facts or claims alleged or asserted in the Derivative Actions, or in any other actions or proceedings, or a concession or admission by Derivative Plaintiffs as to the lack of merit of any of the claims alleged or asserted in the Derivative Actions, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Derivative Actions or in any other action or proceeding of any nature whatsoever and (g) this MOU may be modified or amended only by a writing signed by the signatories hereto.

DATED: November 1, 2005	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON STEPHEN J. ODDO
/s/ DARREN J. ROBBINS DARREN J. ROBBINS
655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)
Lead Counsel for Plaintiffs Alaska Laborers Employers Retirement Fund and John Gillespie
DATED: November 1, 2005	SHEARMAN & STERLING LLP ALAN S. GOUDISS
/s/ ALAN S. GOUDISS ALAN S. GOUDISS
599 Lexington Avenue New York, NY 10022 Telephone: 212/848-4000 212/848-4279 (fax)
Counsel for Defendants Seven-Eleven Japan Co., Ltd., IYG Holding Company, Seven & I Holding Co., Ltd, Toshifumi Suzuki, Masaaki Kamata, Kazuo Otsuka, Yoshitami Arai, and Masaaki Asakura

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MEMORANDUM OF UNDERSTANDING